BlueFire Equipment Corporation
1113 Vine Street, Suite 148
Houston, TX 77002

June 15, 2012

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:         BlueFire Equipment Corporation
Registration Statement on Form S-1
Filed May 15, 2012
File No. 333-181444

Dear Mr. Schwall:

The letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to BlueFire Equipment Corporation (the "Company") dated June 12, 2012.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

Registration Statement on Form S-1

General

1.           Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with the public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Company Response
In response to the Staff's comment, the Company has added disclosure of the fact that it is an "emerging growth company" under the Jumpstart Our Business Startups Act and has revised its registration statement and prospectus to describe the available exemptions such status affords the Company, how and when the "emerging growth company" status may be lost, the Company’s affirmative election to use the extended transition period for complying with new or revised accounting standards under section 102(b)(1), and to provide risk factors that address the lack of comparability between our financial statements and those of companies that comply with the public company effective dates. The Company has also described under the risk factor entitled “The recently enacted JOBS Act will also allow the Company to postpone the date by which it must comply with certain laws and regulations intended to protect investors and to reduce the amount of information provided in reports filed with the SEC.”, that certain exemptions will remain available to the Company for so long as it remains a “smaller reporting company”.

Prospectus Cover Page

2.           We note that you may, at your discretion, extend the offering of an additional 90 days. Please explain to us and disclose how you intend to alert investors that you have extended the offering, for example by filing a post-effective amendment to your registration statement.

Company Response

In response to the Staff's comment we have revised the disclosures throughout the prospectus to state that "In the event that we extend the offering an additional 90days, we will notify investors by filing a post-effective amendment to our registration statement."

Prospectus Summary, page 1

3.           We note your statement that "[i]nitial reports from our customers indicate that our proprietary designs may demonstrate substantial benefits over conventional drill bits." Please provide us supplementally with your basis for this statement, or delete if it cannot be substantiated.

Company Response
In response to the Staff's comment we have provided supplementary well data that the Company obtained from Ranken Energy which serves as the basis for the statements made in the Company's prospectus.

4.           You disclose that you will require substantial funds in addition to any proceeds raised in this offering to execute your business plan over the next two years. However, you state that in the next six months, you plan to expand your product line to include new drill bits in sizes 11 inches and 12-3/4 inches. Please revise to discuss the estimated costs associated with developing these additional drill bits and how you intend to fund such costs. To the extent that you plan to use offering proceeds for such purposes, please identify where this cost is included in your use of proceeds.

Company Response
In response to the Staff's comment we have revised our disclosures throughout the prospectus to state that "Over the next six months the Company plans to expand its product lines to include new drill bits in sizes of 11 and 12-3/4 inches using funds generated from operational cash flow and not through this offering. The Company expects the cost of developing these drill bits to be between $10,000 and $20,000."

The Repayment of Our $150,000 Notes Payable..., page 6

5.           Clarify that the "private investors" include your former CEO and his relatives.

Company Response
In response to the Staff's comments, the Company has revised its disclosure throughout the prospectus to state that "The private investors who loaned us the $150,000 include Tyson Rohde ($100,000), Carew Rohde ($25,000) and Drexel Rohde ($25,000), our former Chief Executive Officer (from inception until January 15, 2012), his brother and father, respectively."

Dilution, page 18

6.           Please provide us with your detailed calculations underlying your determination of the "Net tangible book value after giving effect to the offering" for each of the scenarios presented for potential shares sold. We may have additional questions.

Company Response
In response to the staff's comment, the Company has revised the table entitled “dilution”. Because net tangible assets were negative at March 31st, and proceeds from the offering at any percentage of the total offering amount would not increase the net tangible book value per share (because the proceeds are being used for expenses), the issuance of additional shares resulted in a larger net tangible book value per share. As a result of this, the Company has revised the table to convey the dilution to tangible assets per share from the issuance of new common stock rather than presenting the effects to net tangible assets.   The Company has also included a detailed calculation of the dilution to tangible assets after giving effect to the offering below:

Detailed Calculation of Dilution to Tangible Assets per Share
Row #		100% of offered shares sold	75% of offered shares sold	50% of offered shares sold

1	Offering Price	$0.010	$0.010	$0.010

2	Tangible Assets at 3/31/12	$173,540	$173,540	$173,540

3	Shares Outstanding at 3/31/12	9,473,684	9,473,684	9,473,684
4	Tangible Assets/Share at 3/31/121	$0.018	$0.018	$0.018

5	Tangible Assets post offering2	$173,540	$173,540	$173,540

6	Shares Issued and Outstanding	16,973,684	15,098,684	13,223,684
7	Tangible Assets/share post offering3	$0.010	$0.011	$0.013

8	Tangible Assets/Share at 3/31/12	$0.018	$0.018	$0.018

9	Tangible Assets/Share post offering	$0.010	$0.011	$0.013
10	Decrease in Tangible Assets/Share4	$0.008	$0.007	$0.005

	Footnotes:
	1) Tangible Assets per share at March 31, 2012 equals row 2 divided by row 3.
	2) Tangible Assets post-offering remains unchanged because the use of proceeds is expensed.
	3) Tangible Assets per share post-offering equals row 5 divided by row 6.
	4) Decrease in Tangible Assets per share equals row 8 minus row 9.

Overview, page 23

7.           Identify the joint venture parties.

Company Response
We have added disclosure of the joint venture parties in the prospectus as you have requested, Randolph Coy and Gene Duncan. The joint venture was formed under the name BlueFire, LLC, an Oklahoma LLC. BlueFire Equipment Corporation owns 60%, and Mr. Coy and Mr. Duncan each own 20% of the issued and outstanding membership interests.

Sales Commission Agreement, page F-1

8.           Explain why the Sales Commission Agreement with AB Technologies was early terminated.

Company Response
In response to the Staff's comment, disclosure has been added to the prospectus of the fact that the Sales Commission Agreement with AB Technologies was renegotiated such that the prior agreement between AB Technologies was terminated and a new agreement was entered into that narrows the scope of services to provide AB Technologies with a 5% commission for the sale of drill bits, and extends the term of the agreement to April 26, 2014.

Financial Statements, page F-1

9.           Please note the financial statements updating requirements per Rule 8-08 of Regulation S-X.

Company Response
In response to the Staff's comment, the Company has updated its financial statement disclosure in accordance with Rule 8-08 of Regulation S-X.

Directors and Executive Officers, page 36

10.           Your website indicates that your management team consists of several officers and directors in addition to Mr. Blackwell, including a CFO and CTO. Please clarify or revise to provide all the relevant disclosure required by Items 401, 402, and 403 of Regulation S-K.

Company Response
The Company has updated and corrected the disclosure previously provided on its website and deleted the information concerning the prior references to a CFO and CTO. The information provided in the Company's Registration Statement on Form S-1 that states that William Blackwell is the sole officer and director of the Company is accurate and the website has been updated to properly reflect such disclosures.

11.           Tell us the circumstances of Mr. Rohde's departure.

Company Response
Mr. Rohde resigned from the Company’s management amicably because he believed it to be in the Company's best interest for the Company to hire a seasoned oil and gas professional with significant experience and contacts (i.e., Mr. Blackwell) to further facilitate the Company's business objectives. In addition, Mr. Rohde stated that he was pursuing other business interests.

Certain Relationships and Related Party Transactions, page 41

12.           With respect to the promissory note with Tyson Rohde that was originally due April 1, 2012, we note that you did not execute an amendment to such note until April 26, 2012. Please tell us, and disclose as applicable, whether the Company was in default under the terms of the note for failing to pay by the due date, and the potential ramifications.

Company Response
While the amendment to the promissory note was not executed until April 26, 2012, the Company agreed to waive any default in connection with the amendment and extension which was not executed until April 26, 2012.  The Company has also added disclosure of such waiver where applicable in the prospectus.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

/s/ William A. Blackwell
William A. Blackwell
Chief Executive Officer

BlueFire Drill Bits
Empirical Drilling Data Summary

The enclosed data tables entitled "Drilling Data Provided by Ranken Energy" detail the drilling performance  of BlueFire drill bits across multiple wells in two distinct areas in Oklahoma. The wells in each subject area are located within several miles of one another and contain substantially the same geological characteristics. The terminal depth of the wells (TD) are also very comparable across the subject wells. In both tables, Bit #1 data was omitted because the first drill bit used to begin a well is of a much larger diameter (typically 12-3/4") and is not comparable to our drill bits (7-7/8" & 8-3/4").

The first chart in Drilling Area 1 provides data from three wells drilled using conventional drill bits (Rex #1-11, Rex#2-11, Rex#3-11), and three wells drilled using BlueFire drill bits (McLin #1-4, McKay #1-15, Lorene #1-10). The subject wells in Area 1 were drilled with 4-5 conventional drill bits (bits #2-6) and only one BlueFire bit (bit#2). A total of 19,521 feet were drilled in Area 1 using BlueFire bits over 940 drilling hours. The average rate of penetration for BlueFire bits across the subject wells in Area 1 was 20.7' per hour as compared to 12.1' per hour for conventional drill bits that do not utilize our hydraulic cooling technology. BlueFire bits exhibited a 70% faster penetration rate in Area 1.

The second chart in Drilling Area 2 provides data from two wells drilled using conventional drill bits (Chickasaw #1-11, Dennis #1-18), and two wells drilled using BlueFire bits (Julie#1-14, Dennis #2-8). The subject wells in Area 2 were drilled with 6-7 conventional drill bits (bits#2-7) and only two BlueFire bits (bits#2-3). A total of 11,423 feet were drilled in Area 2 using BlueFire bits over 480 drilling hours. The average rate of penetration for BlueFire bits across the subject wells in Area 2 was 23.7' per hour as compared to 19.9 per hour for conventional drill bits that do not utilize our hydraulic cooling technology. On a percentage basis, BlueFire bits exhibited a 19% faster penetration rate in Area 2.

The empirical data obtained from drilling the referenced wells leads us to believe that we may have a drill bit technology that provides substantial benefits for drilling subsurface wells. Further information concerning the subject wells is a matter of public record and can be obtained from the Oklahoma Oil and Gas Commission.

Drilling Data Provided by Ranken Energy

Oklahoma - Drilling Area I
Type	Well Name	TD	DAYS	AVG	BIT #2			BIT #3			BIT #4			BIT #5			BIT #6			BIT #7			TOTALS
					FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG
Oil	Rex #1-11	7,315	25	293	5054	207.5	24.3	739	65	11.3	536	89	6.1	421	90.25	4.6							6,750	451.75	14.94189
Oil	Rex #2-11	7,250	28	259	329	99.25	33	1319	99	13.32	679	92.25	7.3	679	104.25	6.5	523	95.25	5.5	0	0	0	3,529	490	7.202041
Oil	Rex #3-11	7,455	28	266	3600	103	34.9	1496	101.5	14.7	807	109.75	7.4	1270	100.75	12.6	549	122	4.5	0	0	0	7,722	537	14.37989
Oil	McLin #1-4	7,600	20	380	6873	372	18.5	0	0	0													6,873	372	18.47581
Oil	McKay #1-15	7,560	21	360	5845	201.75	29	0	0	0	0	0	0										5,845	201.75	28.9715
Oil	Lorene #1-10	7,525	19	396	6803	366.5	18.56	0	0	0													6,803	366.5	18.56207

	Bluefire	22,685	60	378.08																	Avg Ft/Hr		19,521	940.25	20.761
	Others	22,020	81	271.85																	Avg Ft/Hr		18,001	1478.85	12.1731

Bluefire bits exhibited a 70% faster penetration rate (avg. ft/hr) in Area I

Oklahoma - Drilling Area II
Type	Well Name	TD	DAYS	AVG	BIT #2			BIT #3			BIT #4			BIT #5			BIT #6			BIT #7			TOTALS
					FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG	FT	HRS	AVG
Oil	Chickasaw #1-11	6,900	21	329	3775	90.75	41.5	1155	78.25	14.8	346	33.25	10.4	419	66.75	6.2	799	94.75	8.4	189	28	6	6,683	297	22.50168
Oil	Dennis #1-8	6,275	22	285	4156	114	36.4	357	39.5	9	953	113.5	8.3	588	73	8.05	0	0	0	0	0	0	6,054	340	17.80588
Dry	Julie #1-14	6,780	26	261	5060	155.5	32.54	441	60.5	7.3													5,501	216	25.46759
Oil	Dennis #2-8	6,130	15	409	4662	101	46	1260	163	7.7	0	0	0										5,922	264	22.43182

	Bluefire	12,910	41	314.88																	Avg Ft/Hr		11,423	480	23.7979
	Others	13,175	43	306.4																	Avg Ft/Hr		12,737	637	19.995

Bluefire bits exhibited a 19% faster penetration rate (avg. ft/hr) in Area II